March 26, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	1st Financial Services Corporation

Request to Withdraw Registration Statement on Form S-4

SEC File No. 333-158963

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), 1st Financial Services Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-4 (Registration No. 333-158963), together with all exhibits and amendments thereto (the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement because it is no longer pursuing the previously proposed merger and associated registration of securities included therein. No securities were sold pursuant to the Registration Statement.

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477 under the Securities Act.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Should you have any questions regarding the withdrawal, please contact the Company’s legal counsel, Robert A. Singer or Iain MacSween of Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P. at (336) 373-8850.

Thank you for your assistance in this matter.

Sincerely,

/s/ Michael G. Mayer
Michael G. Mayer
Chief Executive Officer